September 24, 2012
Board of Trustees
AIM Investment Funds (Invesco Investment Funds) (the “Trust”)
11 Greenway Plaza, Suite 2500
Houston, Texas 77046-1173
Re:    Initial Capital Investment in New Portfolio of the Trust
Ladies and Gentlemen:
We are purchasing shares of the Invesco Global Markets Strategy Fund (the “Fund”), a new portfolio of the Trust, for the purpose of providing initial investment for the Fund. The purpose of this letter is to set out our understanding of the conditions of and our promises and representations concerning this investment.
We hereby agree to purchase shares equal to the following dollar amount for the Fund:

FUND AND CLASS	AMOUNT	PURCHASE DATE
Initial investment as sole shareholder

Invesco Global Markets Strategy Fund – Class H1	$10.00	September 24, 2012

FUND AND CLASS	AMOUNT	DATE
Initial investment for the purpose of commencing operations

Invesco Global Markets Strategy Fund –Class H1	$10MM	September 25, 2012
We understand that the initial net asset value per share for each portfolio named above will be $10.00.
We hereby represent that we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling said shares. We further represent that disposition of said shares will only be by direct redemption to or repurchase by the Trust.
We further agree to provide the Trust with at least three business day’s advance written notice of any intended redemption of amounts invested for the purpose of commencing operations and agree that we will work with the Trust with respect to the amount of such redemption so as not to place a burden on the Trust and to facilitate normal portfolio management of the Fund.

September 24, 2012

Sincerely yours,

INVESCO ADVISERS, INC.

/s/ John M. Zerr John M. Zerr
Senior Vice President

cc:	Mark Gregson
Katherine Hernandez